ARCOLA
SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

Arcola Securities, Inc.
December 31, 2022
With Report of Independent Registered Public
Accounting Firm

(SEC I.D. No. 8-67940)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67940

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arcola Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1211 Avenue of the Americas, 41st Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Hernandez	(646) 454-3742	mhernandez@arcolasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Mike Hernandez_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Arcola Securities, Inc._____, as of __12/31_____, 2 __022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Financial Officer



Notary Public

RACHEL L. FREEDMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FR6297334
Qualified in New York County
My Commission Expires 04-22-2026

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Arcola Securities, Inc.

Statement of Financial Condition

As of December 31, 2022

Contents

Facing Page and Oath or Affirmation



Building a better working world

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Arcola Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arcola Securities, Inc. (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2012.

February 16, 2023

Arcola Securities, Inc.

Statement of Financial Condition

As of December 31, 2022

(dollars in thousands, except per share data)

Assets

Cash and cash equivalents	$	2,723
Deposits with clearing organizations		473,724
Reverse repurchase agreements		23,905,459
Other assets		4,563
Total Assets	$	24,386,469

Liabilities

Repurchase agreements	$	23,871,676
Payable to affiliates		507
Accounts payable and other liabilities		2,174
Subordinated borrowings due to affiliate		150,000
Total Liabilities		24,024,357

Stockholder's equity

Common stock - par value $0.01 per share; 1,000,000 shares authorized, 1,000,000 issued and outstanding	10
Additional paid-in capital	348,846
Retained earnings	13,256
Total stockholder's equity	362,112

Total liabilities & stockholder's equity	$	24,386,469

See notes to Statement of Financial Condition.

<center>Arcola Securities, Inc.</center>

<center>Notes to Statement of Financial Condition</center>

<center>December 31, 2022</center>

1. Organization and Nature of Business

Arcola Securities, Inc. (the "Company" or "Arcola") was incorporated in Maryland on July 3, 2008, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Arcola was granted membership to FINRA in January 2009 and commenced operations in February 2009. Arcola received approval as a member of Fixed Income Clearing Corporation ("FICC") on May 4, 2009 and Depository Trust and Clearing Corporation ("DTCC") on October 22, 2009. Arcola is a direct subsidiary of Annaly TRS, Inc. ("Annaly TRS"), which is a wholly owned subsidiary of Annaly Capital Management, Inc. ("Annaly"), Arcola's ultimate parent. Arcola's principal business activity primarily involves operating a financing matched book of predominantly U.S. Agency mortgage-backed securities.

2. Significant Accounting Policies

Basis of Presentation – The Statement of Financial Condition and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents – The Company defines cash and cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less. Cash and cash equivalents are carried at cost, which approximates fair value.

Deposits with Clearing Organizations – The Company is a member of various clearing organizations with which it maintains cash or securities required for the conduct of its day-to-day clearance activities. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Reverse Repurchase and Repurchase Agreements – The Company enters into reverse repurchase agreements and repurchase agreements (collectively "Repos") as part of the Company's matched book trading activity. The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements.

Repos are accounted for as collateralized financing or collateralized borrowing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. The Company earns and incurs interest over the term of the Repos on an accrual basis. Repos with the same counterparty and the same maturity are presented net on the Statement of Financial Condition when the terms of the agreement meet the criteria to permit netting.

2. Significant Accounting Policies (continued)

The Company's policy is to monitor the fair value of the underlying collateral daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Repos are transacted under master repurchase agreements or other documentation that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Other Assets and Other Liabilities – Other assets consist primarily of deferred tax assets, receivables, prepaid expenses, and certain equipment and facilities less accumulated depreciation. Other liabilities consist primarily of subordinated borrowings due to Annaly, accrued expenses and accounts payable.

Equipment and Facilities – Generally, the Company does not own or lease its own equipment and facilities. The cost of the majority of equipment and facilities, with the exception of the Company's data storage equipment, is shared with affiliates and is allocated to the Company by Annaly based on an expense sharing agreement.

Use of Estimates – The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Fair Value Measurements and Disclosures – Accounting Standards Codification *(*"ASC") 820, *Fair Value Measurements*, requires the disclosure, at fair value, of all financial instruments, including assets and liabilities recorded on the Statement of Financial Condition at their contract amounts. Management estimates that the carrying values of these financial instruments approximates their fair value, as they are short-term in nature or are open contracts subject to frequent re-pricing.

Legal Reserves – In many lawsuits and arbitrations, including class action lawsuits, claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. The Company accrues a liability for legal reserves when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of December 31, 2022, the Company was not aware of any outstanding claims or legal actions against the Company.

2. Significant Accounting Policies (continued)

Income Taxes – The Company is taxable as a domestic C Corporation and is subject to federal, state and local income taxes based upon its taxable income. The Company provides for income taxes on all transactions that have been recognized on the Statement of Financial Condition. Accordingly, in the event that there are deferred tax assets or liabilities, the deferred taxes would be adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company has recorded deferred tax assets for taxable losses and temporary differences incurred as of December 31, 2022.

The provisions of ASC 740, *Income Taxes*, clarify the accounting for uncertainty in income taxes recognized on the Statement of Financial Condition and prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized on the Statement of Financial Condition. The Company does not have any unrecognized tax benefits that would affect its financial position. Thus, no accruals for penalties and interest were necessary as of December 31, 2022.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued. ASUs not mentioned were not applicable, are not expected to or did not have a material impact on the Statement of Financial Condition upon adoption.

3. Related Party-Transactions

The Company enters into the majority of its reverse repurchase agreements with Annaly to provide Annaly with a financing source.

The Company entered into a $150 million subordinated debt agreement with Annaly on April 30, 2014, which is included in Subordinated borrowings due to affiliate on the Statement of Financial Condition (see Footnote 7). Additionally, on January 1, 2022, the Company renewed its Revolving Line of Credit Agreement with Annaly in the amount of $500 million, which has a one-year maturity and allows for annual renewal thereafter. The Company paid a commitment fee of $7.5 million upon renewal of this agreement. As of December 31, 2022, the Company has not drawn upon the line of credit. This Agreement was renewed on January 1, 2023, and the Company paid a commitment fee of $7.5 million.

3. Related Party-Transactions (continued)

Payable to affiliates consists of expenses to be reimbursed to Annaly pursuant to an expense sharing agreement. Payable to affiliates also includes an income tax reimbursement due to Annaly TRS, which will be reimbursed after Annaly TRS and the Company file their combined federal, state and city tax returns. Related party transactions are comprised of the following (in thousands):

Receivable:	
Reverse repurchase agreements	$23,905,459
Payable:	
Subordinated borrowings	150,000
Payable to affiliates	507

4. Securities Financing Transactions

The Company enters into Repos to provide financing for its matched book transactions and to earn residual interest rate spreads.

Under reverse repurchase agreements and transactions, the Company receives collateral, including U.S. Agency securities. Under many agreements the Company is permitted to sell or re-pledge the securities received as collateral and deliver to counterparties to cover short positions. As of December 31, 2022, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $24.8 billion of which all were received from affiliated companies. The fair value of these securities that had been sold or re-pledged was $24.2 billion of which none have been sold or re-pledged to affiliated companies.

5. Reverse Repurchase and Repurchase Agreements

Repos with the same counterparty and the same maturity are presented net on the Statement of Financial Condition when the terms of the agreements permit netting. The following table summarizes information regarding netting of Repos on the Statement of Financial Condition as of December 31, 2022 (in thousands):

	Gross Amounts	Amounts Offset on the Statement of Financial Condition[1]	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition[2]	Net Amounts
Reverse repurchase agreements	$23,905,459	$0	$23,905,459	($23,905,459)	$0
Repurchase agreements	$23,871,676	$0	$23,871,676	($23,871,676)	$0

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

The following table summarizes information regarding the remaining maturities and collateral types of Repos on the Statement of Financial Condition as of December 31, 2022 (in thousands):

	Repos by Collateral Type	
	Reverse Repurchase Agreements	Repurchase Agreements
	Agency Mortgage-Backed Securities	Agency Mortgage-Backed Securities
1 to 29 days	$ 9,100,974	$ 23,871,676
30 to 59 days	7,078,448	-
60 to 89 days	7,726,037	-
Total	$ 23,905,459	$ 23,871,676

6. Fair Value Measurement

The Company follows fair value guidance in accordance with GAAP to account for its financial instruments. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

GAAP requires classification of financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest priority input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Statement of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to overall fair value.

GAAP requires disclosure of fair value information about financial instruments that are not measured at fair value on a recurring basis on the Statement of Financial Condition, for which it is practical to estimate the value. The carrying value of short-term instruments including cash and cash equivalents, deposits with clearing organizations, reverse repurchase agreements and repurchase agreements whose term is less than twelve months, generally approximates fair value due to the short-term nature of the instruments. The following table summarizes the estimated fair values for financial instruments and liabilities as of December 31, 2022 (in thousands):

	Level In Fair Value Hierarchy	Carrying Value	Fair Value
Financial assets:			
Cash and cash equivalents	1	$ 2,723	$ 2,723
Deposits with clearing organizations	1	473,724	473,724
Reverse repurchase agreements	2	23,905,459	23,905,459
Financial liabilities:			
Repurchase agreements	2	$ 23,871,676	$ 23,871,676

7. Subordinated Borrowings

The borrowings under subordination agreements as of December 31, 2022, are listed in the following (in thousands):

Subordinated notes, 9.25 percent, due April 29, 2023 $ 150,000

The subordinated borrowings are with Annaly and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are carried at cost, which approximates fair value.

8. Commitments, Contingencies and Guarantees

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the Statement of Financial Condition for these transactions.

9. Risk Management

The Company makes use of various policies in the risk management process:

Market Risk – Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

Interest Rate Risk – Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. As previously mentioned, the Company maintains a matched book of Repos, which reduces net exposure to interest rate risk. The relatively short-term nature of the Company's Repos also mitigates the size of financial instrument value changes due to interest rate risk. However, typically the reverse repurchase agreements are longer-term than the Company's repurchase agreements. Accordingly, in a period of rising interest rates, we would experience a decrease in net income or a net loss because the interest rates on the Company's repurchase agreements adjust faster than the interest rates on the Company's reverse repurchase agreements. There might also

9. Risk Management (continued)

be differences between the repurchase and reverse repurchase agreements in size and timing of margin calls after interest rate changes.

Liquidity Risk – Liquidity risk arises from the possibility that there may not be sufficient liquid assets available to meet the Company's obligations in accordance with contractual terms.

Counterparty Credit Risk – The Company is exposed to risk of loss if a counterparty fails to perform its obligations under contractual terms.

The Company has established policies and procedures for mitigating credit risk, including reviewing credit exposure and maintaining qualifying collateral.

In the normal course of business, the Company executes, settles, and finances various counterparty (defined as "non-customer" pursuant to SEC Rules 15c3-1 and 15c3-3) securities transactions. These activities may expose the Company to default risk arising from the potential that a counterparty may fail to satisfy their obligations. The Company seeks to control the risks associated with its counterparty activities by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

Concentrations of Credit Risk – The Company primarily provides financing to Annaly and occasionally provides financing and related services to other counterparties. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty. The Company's primary counterparty to the reverse repurchase agreements is Annaly.

As of December 31, 2022, the Company's significant indirect concentration of credit risk was with the U.S. government and its Agencies. The Company's indirect exposure results from maintaining U.S. government and Agency securities as collateral for reverse repurchase agreements. The Company's direct credit exposure on these transactions is with Annaly; thus, the Company has credit exposure to the U.S. government and its Agencies only in the event of Annaly's default.

The Company's significant industry credit concentration is with financial institutions, as well as REITs, including both affiliates and third parties. Financial institutions include other brokers and dealers. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

Other Risk – Current or future pandemics or epidemics, including Coronavirus Disease 2019 ("COVID-19") can cause significant disruptions to the U.S. and global economies and volatility and negative pressure in financial markets. Pandemics may also force Company personnel to work remotely in the future, which is expected to be possible without significant disruption.

10. Income Taxes

The Company is included in the consolidated tax return of its direct parent, Annaly TRS. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Annaly TRS. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provided deferred taxes on temporary differences and on any carryforwards that it could claim on its hypothetical return and assessed the need for a valuation allowance on the basis of all available evidence and projected future operation results.

The Company has recorded deferred tax assets of $2.9 million for the benefit associated with federal taxable losses and temporary differences incurred as of December 31, 2022 which are included in Other assets on the Statement of Financial Condition. These assets will be reduced once the benefits are recognized. No valuation allowance was established for the year ended December 31, 2022.

Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) Annaly TRS are adjusted for once the consolidated tax return is filed and settled in cash.

The corporate statutory U.S. federal tax rate is 21%. The Company, through its direct parent, files tax returns in several U.S. jurisdictions, predominately New York State and New York City. The 2019 through 2022 tax years remain open to U.S. federal, state and local tax examinations.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $0.25 million. As of December 31, 2022, the Company's regulatory net capital of $508.6 million exceeded the minimum requirement of $0.25 million by $508.4 million.

12. Subsequent Events

The Company has evaluated all subsequent events through the date this report was available to be issued and has noted no significant events since the date of the Statement of Financial Condition.